Exhibit 4.2

DESCRIPTION OF SECURITIES

The following description summarizes the material terms of our capital stock as of the date of this registration statement. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of our capital stock, you should refer to our Second Amended and Restated Articles of Incorporation and our Bylaws, and to the provisions of applicable Nevada law.

Common Stock

We are authorized to issue up to 270,000,000,000 shares of our common stock, par value $0.0001. Each share of common stock entitles the holder to one (1) vote on each matter submitted to a vote of our shareholders, including the election of Directors. There is no cumulative voting. Subject to preferences that may be applicable to any outstanding preferred stock, our Shareholders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors. Shareholders have no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions related to the common stock. In the event of liquidation, dissolution or winding up of the Company, our Shareholders are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Preferred Stock

We are authorized to issue up to 30,000,000,000 shares of preferred stock, par value $0.0001, issuable in one or more series as may be determined by the Board. Preferred Stock may be issued from time to time in one or more series as determined by the Board of Directors in its sole discretion.

Series A Preferred Stock

On June 15, 2011, the Board has designated a class of Preferred Stock as the “Series A Preferred Stock,” par value $0.0001, with 10,000,000 authorized shares. Currently, holders of Series A Preferred Stock are: (i) not entitled to receive dividends or other distributions and no rights with respect to the liquidation of the Corporation; (ii) entitled to vote on all matters submitted to a vote of the shareholders together with the Common Stock holders with each one share of Series A Preferred Stock having 200 votes; (iii) not entitled to convert Series A Preferred Stock into shares of Common Stock unless approved by the Board of Directors.

Series B Preferred Stock

Effective March 20, 2017, the Board designated a class of Preferred Stock as the “Series B Preferred Stock,” par value $0.0001, with 1,000,000 authorized shares. On November 19, 2021, the terms of the Series B Preferred Stock were amended and restated so that holders of Series B Preferred Stock are: (i) not entitled to receive dividends or other distributions and no rights with respect to the liquidation of the Corporation; (ii) not entitled to vote on matters submitted to a vote of the shareholders; (iii) not entitled to convert Series B Preferred Stock into shares of Common or any other securities of the Company. The amended and restated terms were approved by the written consent of the majority holders of the Series B Preferred Stock on November 18, 2021.

Series C Convertible Preferred Stock

Effective March 14, 2018, the Board designated a class of Preferred Stock as the “Series C Convertible Preferred Stock,” par value $0.001, with 1 authorized share. Each one share of Series C Convertible Preferred Stock converts into 9.99% of the outstanding shares of common stock less the number of shares of common stock held by the holder; provided that any such optional conversion must involve the conversion of all of the holder’s shares of Series C Convertible Preferred Stock. No fractional shares of common stock are issuable upon conversion of the Series C Convertible Preferred Stock, and fractional shares shall be rounded up to the nearest whole common stock.

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Voting. Holders of Series C Convertible Preferred Stock are generally not allowed to vote on an “as converted” basis on matters submitted to holders of the common stock, or any class thereof.

Dividends. Holders of Series C Convertible Preferred Stock are not entitled to dividends.

Liquidation. In the case of distribution of assets upon liquidation, dissolution or winding up of the Corporation, holders of Series C Convertible Preferred Stock shall rank prior to the holders of common stock and junior to holders of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock.

Optional Redemption. The Corporation is not entitled to redeem shares of the Series C Convertible Preferred Stock.

Options

We have no options to purchase shares of our common stock or any other of our securities outstanding as of the date of this Prospectus.

Warrants

We have no warrants to purchase shares of our common stock or any other of our securities outstanding as of the date of this Prospectus.

Dividends

Holders of our common stock are entitled to receive such dividends as may be declared by our board of directors. We paid no dividends during the periods reported herein, nor do we anticipate declaring any dividends in the foreseeable future.

Transfer Agent and Registrar

Transfer Online Inc. located at 512 SE Salmon Street, Portland Oregon 97214, telephone number (503) 227-2950, facsimile (503) 227-6874, serves as our stock transfer agent.

Anti-takeover Effects of Our Amended and Restated Articles of Incorporation and Bylaws

Our Restated Articles of Incorporation and Bylaws contain certain provisions that may have anti-takeover effects, making it more difficult for or preventing a third party from acquiring control of the Company or changing our board of directors and management. According to our bylaws and articles of incorporation, neither the holders of our common stock nor the holders of our preferred stock have cumulative voting rights in the election of our directors.

•	No Cumulative Voting. The Nevada Revised Statutes provide that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our Restated Articles of Incorporation and Bylaws do not provide for cumulative voting. The combination of the present ownership by a few stockholders of a significant portion of our issued and outstanding common stock and lack of cumulative voting makes it more difficult for other stockholders to replace our board of directors or for a third party to obtain control of the Company by replacing its board of directors.

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•	Issuance of “Blank Check” Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 30,000,000,000 shares of “blank check” preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise;
•	Bylaws Amendments Without Stockholder Approval. Our Restated Articles provide our directors with the power to adopt, amend or repeal our bylaws without stockholder approval;
•	Broad Indemnity. We are permitted to indemnify directors and officers against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures. This provision may make it more difficult to remove directors and officers and delay a change in control of our management.

Anti-takeover Effects of Nevada Law

Business Combinations

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes, or NRS, generally prohibit a Nevada corporation with at least 200 stockholders from engaging in various “combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status; and extends beyond the expiration of the three-year period, unless:

•	the transaction was approved by the board of directors prior to the person becoming an interested stockholder or is later approved by a majority of the voting power held by disinterested stockholders, or
•	if the consideration to be paid by the interested stockholder is at least equal to the highest of: (a) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, (b) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, or (c) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

A “combination” is generally defined to include mergers or consolidations or any sale, lease exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions, with an “interested stockholder” having: (a) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (b) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, (c) 10% or more of the earning power or net income of the corporation, and (d) certain other transactions with an interested stockholder or an affiliate or associate of an interested stockholder.

In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 10% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire our company even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Because we have less than 200 shareholders of record, these “business combination” provisions do not currently apply to us. Our Restated Articles of Incorporation state that we have elected not to be governed by the “business combination” provisions.

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Control Share Acquisitions

The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS apply to “issuing corporations,” which are Nevada corporations with at least 200 stockholders, including at least 100 stockholders of record who are Nevada residents, and which conduct business directly or indirectly in Nevada. The control share statute prohibits an acquirer, under certain circumstances, from voting its shares of a target corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Generally, once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right.

These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

The effect of the Nevada control share statutes is that the acquiring person, and those acting in association with the acquiring person, will obtain only such voting rights in the control shares as are conferred by a resolution of the disinterested stockholders at an annual or special meeting. The Nevada control share law, if applicable, could have the effect of discouraging takeovers of our company.

A corporation may elect to not be governed by, or “opt out” of, the control share provisions by making an election in its articles of incorporation or bylaws, provided that the opt-out election must be in place on the 10th day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above. Our Restated Articles of Incorporation state that we have elected not to be governed by the “control share” provisions.

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